Exhibit 99.B(j)1.a

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of American National Investment Accounts, Inc., on Form N-1A of our report dated February 12, 2007, on our audits of the financial statements and financial highlights of American National Investment Accounts, Inc. (comprising of the Growth Portfolio, Equity Income Portfolio, Balanced Portfolio, Money Market Portfolio, Government Bond Portfolio, Small-Cap/Mid-Cap Portfolio, High Yield Bond Portfolio and International Stock Portfolio), as of December 31, 2006, and for the year ended December 31, 2006, which report is incorporated by reference into this Registration Statement.  We also consent to the reference to our firm under the heading “Financial Statements” appearing in the Statement of Additional Information, which is part of this Registration Statement.

/s/ BKD, LLP
Houston, Texas
April 18, 2007